Corning Natural Gas Corporation
Dividend Reinvestment Plan

1.   PURPOSE OF THE PLAN

The purpose of the Dividend Reinvestment Plan (the "Plan") is to provide the shareholders of Corning Natural Gas Corporation ("Corning") with a convenient and economical method of investing cash dividends in additional shares of common stock of Corning.

2.   DEFINITIONS

For purposes of the Plan, the following words or phrases will have the meanings assigned to them below:

(a) "Authorization Form" will mean the form or other document designated by the Plan Administrator as the evidence of a shareholder's election to participate in the Plan.

(b) "Corning" will mean Corning Natural Gas Corporation.

(c) "Dividend Payment Date" will mean the payment date for dividends payable in cash by Corning on its Stock.

(d) "Investment Date" will mean the first business day following a Dividend Payment Date or as soon as practicable thereafter.

(e) "Participant" will mean a shareholder of record of Corning who has elected to participate in the Plan by delivering an executed Authorization Form to the Plan Administrator.

(f) "Plan" will mean the Corning Natural Gas Corporation Dividend Reinvestment Plan.

(g) "Plan Account" will mean the account maintained by the Plan Administrator for the benefit of a Participant.

(h) "Plan Administrator" will mean Registrar and Transfer Company, or such other independent agent as Corning may from time to time appoint to administer the Plan.

(i) "Plan Shares" will mean the shares of Stock that are held by the Plan Administrator for the benefit of the Participants in the Plan.

(j) "Stock" will mean the common stock, par value $5.00 per share, of Corning.

3.   ADMINISTRATION

The Plan will be administered by the Plan Administrator. All Plan Shares will be registered in the name of the Plan Administrator (or its nominee), as agent of the respective Participants.

4.   PARTICIPATION

Holders of record of no fewer than ten (10) shares of Stock of the Company are eligible to participate in the Plan, except as otherwise determined by the Board of Directors of Corning. The Board of Directors may refuse to offer the Plan to shareholders of the Company residing in any state which requires the registration or qualification of the Stock to be issued pursuant to the Plan, or exemption therefrom, if such registration, qualification or exemption results in undue burden or expense to Corning, as determined by the Board of Directors in its sole discretion.

Beneficial owners of Stock whose shares are registered in a name other than their own may request their broker or nominee to transfer their shares into their own name or request that the broker or nominee enroll in the plan on their behalf by completing and signing an Authorization Form.

5.   ENROLLMENT

A shareholder of record may enroll in the Plan by completing and signing an Authorization Form and returning it to the Plan Administrator. If an Authorization Form requesting reinvestment of dividends is received by the Plan Administrator no fewer than five (5) business days before the record date for an applicable Dividend Payment Date, reinvestment will commence with that dividend on the immediately following Investment Date. A shareholder of record may have dividends reinvested in the Plan with respect to less than all of the stock owned by the shareholder. However, a shareholder of record must enroll at least ten (10) shares in the Plan to become a Participant.

6.   PURCHASES

Stock needed to fund the Plan may be (1) issued directly by Corning from authorized but unissued shares, (2) issued directly by Corning from its treasury shares, or (3) through a combination of (1) and (2) above. Participants will be credited for whole and fractional Plan Shares in their Plan Accounts.

No interest will be paid by the Plan Administrator on dividend payments pending their investment in Stock.

The number of shares that will be purchased for each Participant on any Investment Date will depend on the amount of the Participant's cash dividend and the purchase price of the Stock. The purchase price will be determined by averaging the closing price of the Company's common stock on the previous five (5) days on which the stock traded on the Nasdaq Stock Market's OTC

Bulletin Board or such other market where the stock is traded. This average price will be multiplied by 0.95.

Each Participant's account will be credited with that number of Plan Shares (including fractional shares computed to four decimal places) equal to the total amount to be invested, divided by the applicable purchase price (also computed to four decimal places).

The dividends payable to Participants will be retained by the Company as consideration for the Stock issued by the Company to fund the Plan.

Participants will not be entitled to receive certificates for fractional shares of Stock. If after the issuance of a certificate, a Participant is entitled to fractional shares, that amount of cash equal to the market value of the fractional shares will be returned to the Participant from Corning.

7.   DIVIDENDS

As record holder of the Plan Shares held in a Participant's account under the Plan, the Plan Administrator will (1) receive dividends on all Plan Shares held by it on each dividend record date, (2) credit such dividends to each Participant's account in proportion to the number of whole or fractional shares held in each account, and (3) automatically reinvest the dividends in shares of Stock in the manner as described in Section 6.

8.   COSTS

Participants will be responsible for all fees charged by the Plan Administrator relating to withdrawal from the Plan. If a Participant requests the Plan Administrator to sell his or her Plan Shares in the event of his or her withdrawal from the Plan or otherwise, the Participant will pay the applicable brokerage commission associated with the sale of such shares, any required transfer tax, and applicable service charges. Corning will be responsible for paying all other fees charged by the Plan Administrator to administer the Plan. A Fee Schedule is attached as Exhibit A. These fees may be changed from time to time without further notice.

9.   REPORTS TO PARTICIPANTS

As soon as practicable after each purchase of Stock, the Plan Administrator will mail to each Participant for whose Plan Account a transaction has occurred under the Plan a statement showing

(a) the amount of any dividend applied toward such investment,

(b) the taxes withheld, if any,

(c) the net amount invested,

(d) the number of Plan Shares purchased,

(e) the purchase price per share, and

(f) the total Plan Shares accumulated under the Plan, computed to four (4) decimal places.

Participants will also receive, from time to time, communications sent to all record holders of the shares of common stock.

Each Participant will receive annually Internal Revenue Service information for reporting dividend and other income received. Participants are urged to consult with their tax advisor.

10.   VOTING OF SHARES

Shares credited to the account of a Participant under the Plan (other than fractional shares) will be automatically added to the shares covered by the proxy sent to the shareholder with respect to his or her other shares in Corning and may be voted by such holder pursuant to such proxy. The Plan Administrator will forward any proxy solicitation materials relating to Plan Shares to the participating shareholder.

Where no instructions are received from a Participant with respect to a Participant's Plan Shares, or otherwise, such shares will not be voted unless the Participant votes such shares in person.

11.   WITHDRAWAL OF SHARES IN PLAN ACCOUNTS BY ISSUANCE OF CERTIFICATES

All Plan Shares will be registered in the name of the Plan Administrator or its nominee, as agent for the Participants. Certificates in exchange for Plan Shares will not be issued to Participants unless requested in writing. Participants may withdraw all or a portion of the Plan Shares in their accounts by notifying the Plan Administrator in writing to that effect and by specifying in the notice the number of shares to be withdrawn. Certificates for any number of whole Plan Shares will be issued to a Participant within fifteen (15) calendar days of receipt of a written request to the Plan Administrator signed by the Participant. Any remaining Plan Shares will continue to be held by the Plan Administrator as the agent for the Participant. Certificates for fractional shares will not be issued under any circumstances. Any notice of withdrawal after a dividend record date will not be effective until dividends paid for the applicable Dividend Payment Date have been reinvested and the shares credited to the Participant's account.

Certificates issued to Participants will be registered in the name or names in which the Participant's account is maintained. The original Authorization Form election for Plan participation will remain in effect for the certificated shares. If a Participant requests a certificate to be registered in a name other than that shown on the account, such request must be signed by all persons in whose name the account is registered and be accompanied by such other documentation as the Plan Administrator may reasonably require.

12. SALE OF SHARES FROM PLAN ACCOUNTS

Participants may request that any or all of their Plan Shares be sold by the Plan Administrator. If such sale is requested, the sale will be made for the account of the Participant by the Plan Administrator's broker within ten business days after receipt of the request at the prevailing market price at the time of such sale. Within ten business days after the sale, the Participant will receive from the Plan Administrator a check for the proceeds of the sale less the $15 liquidation fee, any applicable brokerage commission and any transfer tax.

The signature on any request for sales in excess of $10,000 or higher must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents' Medallion Program.

13. TERMINATION OF PARTICIPATION

Participation in the Plan may be terminated by a Participant at any time by giving written notice to the Plan Administrator. Within fifteen (15) calendar days after the date on which such notice is received by the Plan Administrator, the Plan Administrator will deliver to the Participant (a) a certificate for all whole Plan Shares held under the Plan, and (b) a check representing amounts due on fractional shares based on the closing price quoted by the Nasdaq Stock Market's OTC Bulletin Board on the date prior to the date on which the termination is processed by the Plan Administrator. Corning, in its sole discretion, may at any time by notice in writing mailed to a Participant, terminate a Participant's interest in the Plan, in which case the Participant will be treated as though he had terminated participation in the Plan as of the date of mailing of the notice. In the event that the number of Plan Shares held by a Participant falls below ten (10) shares of Stock, the Plan administrator will discontinue the reinvestment of cash dividends until such time as the account has increased to the minimum number of Plan Shares.

Upon withdrawal from the Plan, the Participant may also request that all of their Plan Shares be sold by the Plan Administrator. If such sale is requested, the sale will be made for the account of the Participant by the Plan Administrator's broker within ten business days after receipt of the request at the prevailing market price at the time of such sale. Within ten business days after the sale, the Participant will receive from the Plan Administrator a check for the proceeds of the sale less the $15 liquidation fee, any applicable brokerage commission and any transfer tax.

14. STOCK DIVIDENDS, STOCK SPLITS, RIGHTS OFFERINGS

Any additional Stock resulting from a stock dividend or stock split by Corning on the Plan Shares of a Participant will be added to the Plan Account as additional Plan Shares.

In the event of a rights offering by Corning, Participants in the Plan will be notified by Corning in advance of the commencement of the rights offering. Participants should instruct the Plan Administrator to transfer whole Plan shares into their own names prior to the record date for such offering if they wish to exercise such rights. If no such instructions are received by the Plan

Administrator prior to the record date for such offering, then such rights will terminate with respect to both the Participant and the Plan Administrator.

15.   AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

Corning, may amend, supplement, suspend, modify or terminate the Plan at any time without the approval of the Participants. Thirty (30) calendar days notice of any suspension, termination or amendment that would have a material adverse effect on the Participants' rights hereunder will be sent to all Participants, who will in all events have the right to withdraw from the Plan in accordance with Section 11 hereof.

16.   INTERPRETATION OF THE PLAN

The Plan, the Authorization Form and the Participant's accounts will be governed by and construed in accordance with the laws of the State of New York and applicable state and federal securities laws. Any question of interpretation arising under the Plan will be determined by the Board of Directors of Corning pursuant to applicable federal and state law and the rules and regulations of all regulatory authorities. Such determination will be final and binding on all Participants. Corning may adopt rules and regulations at any time to facilitate the administration of the Plan.

17.   RESPONSIBILITIES OF CORNING AND THE PLAN ADMINISTRATOR

Neither Corning nor the Plan Administrator will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of (a) failure to terminate a Participant's account upon such Participants death and (b) the prices at which shares are sold, or the times when sales are made. Neither Corning nor the Plan Administrator will be liable for any consequential damages arising from any action taken or omission made in the creation and/or administration of the Plan.

Exhibit A

Fee Schedule
Dividend Reinvestment Program

Per change in account, e.g., request for periodic issuance of certificates..................$10.00

Per new certificate issued (if requested by participant) $10.00

Per withdrawal from or termination of account in Plan...$20.00

Per sale of securities from Plan $15.00

Participants also pay the applicable brokerage commission associated with the sale of shares, any required transfer tax, and applicable service charges


Corning Natural Gas Corporation

Amendment No. 1

To

Dividend Reinvestment Plan


This Amendment No. 1 amends the Corning Natural Gas Corporation ("Corning") Dividend Reinvestment Plan (as amended, the "Plan").

WHEREAS, amended regulations issued by the U.S. Internal Revenue Service amend the record keeping and reporting requirements on cost basis for certain stock issuances and purchases, and defined "dividend reinvestment plans" for purposes of such regulation as only those which required a minimum of 10% of the dividend receivable of any participant be invested for purposes of deferring the application of such requirements for 2011; and

WHEREAS, the Board of Directors of Corning determined that it was in the best interests of Corning to amend the Plan (pursuant to Section 15) to take advantage of the deferral and determined that such amendment was not material to the participants in the Plan;

NOW, THEREFORE, Section 5 of the Plan is hereby amended, effective as of 5:00 p.m. Eastern Daylight Savings Time on December 31, 2010, by replacing the last sentence thereof with the following:

"A shareholder of record must enroll at least 10% of every dividend on the shares enrolled in the Plan and at least ten (10) shares in order to be a Participant."